WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

(SEC I.D. No. 8-6805)

Statement of Financial Condition
as of May 31, 2019

Filed in accordance with
Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.



TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
World Capital Brokerage, Inc.
Denver, Colorado

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of World Capital Brokerage, Inc. as of May 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of World Capital Brokerage, Inc. as of May 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of World Capital Brokerage, Inc.'s management. Our responsibility is to express an opinion on World Capital Brokerage, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to World Capital Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as World Capital Brokerage, Inc.'s auditor since 2006.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
July 30, 2019

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2019

ASSETS

Cash and cash equivalents	$	22,925
Investment securities, at market value (note 2)		2,935,757
Deposits with clearing organizations		25,000
Commissions receivable (note 5)		165,056
Account receivable		2,168
Account receivable - affiliate		46,187
Notes receivable - affiliate		120,197
Other assets		20,923
Total assets	$	3,338,211

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	55,847
Accounts payable affiliate	43,600
Accounts payable affiliate – Payroll	16,713
Clearance Account	21
Commissions payable	155,400
Secured Notes payable	57,683
Income Tax payable	4,793
Deferred Tax Liability	464,600
Total liabilities	798,657
Stockholder's equity:	
Common stock, $1 par value; 50,000 shares authorized;	
24,500 shares issued and outstanding	24,500
Retained earnings	2,515,054
Total stockholder's equity	2,539,554
Total liabilities and stockholder's equity	$ 3,338,211

See accompanying notes to statement of financial condition.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
MAY 31, 2019

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying financial statements include the accounts of World Capital Brokerage, Inc. (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities.   Significant accounting policies followed by the Company are:

INVESTMENT SECURITIES
Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

COMMISSIONS
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES
The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. The Company's method of accounting for income taxes conforms to *"Accounting For Income Taxes"*. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company has reviewed the tax positions for the open tax years ending July 31, 2016 through May 31, 2019 and has determined that there are no significant uncertain tax positions that would require recognition in the financial statements.

CONCENTRATION OF CREDIT RISK
From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

USE OF ESTIMATES
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

ADPOTION OF ASU 2014-09 REVENUE FROM CONTRACTS WITH CUSTOMERS
As of June 1, 2018 the company has adopted the ASU 2014-09 Revenue from Contracts with Customers (Topic 606). The company does not deem the standard to have any material effect on our financial statements. For Further details see Note 8.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
MAY 31, 2019

2.   **INVESTMENT SECURITIES**
At May 31, 2019, the Company's investment securities had an aggregate cost basis of $1,050,968 and a market value of $2,935,757 resulting in an unrealized gain of $1,884,789.

The Company follows a fair value hierarchy that distinguishes market data obtained from independent sources (observable inputs) and the Company's own market assumptions (unobservable inputs). These inputs are used in determining the value of the Company's investments and are summarized in the following fair value hierarchy.
Level 1 – quoted prices in active markets for identical securities,
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc), and
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
The following is a summary of the inputs used, as of May 31, 2017, in valuing the Company's assets carried at fair value:

Equity	Level 1	Level 2	Level 3	Total
Entertainment	$ 1,205,525	$ 0	$ 0	$ 1,205,525
Apparel	736,920	0	0	736,920
Recreation	223,692	0	0	223,692
Insurance (Life)	166,203	0	0	166,203
Health Care Plans	162,618	0	0	162,618
Medical Care	156,703	0	0	156,703
Packaging and Container	70,604	0	0	70,601
Specialty Chemicals	67,112	0	0	67,112
Aerospace/Defense	60,180	0	0	60,180
Mutual Funds	48,549	0	0	48,549
Manufacturing – Apparel & Furniture	37,651	0	0	37,651
Total Equity	$2,935,757	0	0	$2,935,757

There were no movements between Levels 1 and 2 as of May 31, 2019.

The Company recognizes transfers between levels of the last day of each fiscal reporting period.

3.   **TRANSACTIONS WITH RELATED PARTIES**
     The Company, the Parent and Investment Research Corporation (IRC), the investment advisor for the Fund, are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund and IRC. As principal underwriter for the Fund, the Company received gross underwriting commissions of $7,873 for the twelve months ended May 31, 2019. The Company received $0 from IRC for distribution services.

     The Company shares office space and certain employees with the Fund and IRC. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management.

     During fiscal 2019, the company received $55,540 from related parties for property management services provided.

4.   **MINIMUM NET CAPITAL**
     Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. At May 31, 2019, the Company had net capital of $1,656,487 which was $1,406,487 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at May 31, 2019 was 0.2017 to 1.

5.   **COMMISSIONS RECEIVABLE**
     Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6.   **INCOME TAXES**
     The provision for income taxes consists of the following:

Current Expense		
Federal	$	2,804
State		801
		3,605
Deferred Expense		
Federal		61,120
State		15,356
Total	$	76,476

     The deferred tax liability results from unrealized appreciation of investments and change in corporate tax law.

7.   **SUBSEQUENT EVENTS**
     In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.